SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended August 31, 2001

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

101 Park Avenue

Oklahoma City, Oklahoma 73102

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

Years ended August 31, 2001 and 2000

Report of Independent Auditors

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of August 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of August 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                ERNST & YOUNG LLP

January 29, 2002

Oklahoma City, OK

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	August 31
	2001	2000
Assets
Investments	$7,734,176	$7,575,975

Receivables:
Contributions:
Participants	31,714	24,816
Employer	19,266	210,715
Accrued interest	2,480	2,413
Total receivables	53,460	237,944

Cash	70,642	34,089
Net assets available for benefits	$7,858,278	$7,848,008

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended August 31
	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,975,176)	$730,305
Interest and dividends	599,001	522,259
Net investment income (loss)	(1,376,175)	1,252,564

Contributions:
Participants	1,209,291	663,700
Employer (including discretionary profit sharing contributions of $200,000 in 2000; none in 2001)	485,799	471,322
Total additions	318,915	2,387,586

Deductions from net assets attributed to benefits paid to participants	308,645	538,906
Net increase	10,270	1,848,680

Net assets available for benefits:
Beginning of year	7,848,008	5,999,328
End of year	$7,858,278	$7,848,008

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

August 31, 2001 and 2000

1. Description of Plan

The following description of the Sonic Corp. (the Company) Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Company who have completed three-months of service (one year prior to September 1, 2000). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans, which amounted to $390,759 in 2001 and $60,953 in 2000. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and the Company’s common stock as investment options for participants. The Company voluntarily matched up to 4.5% (100% of the first 3% plus 50% of the next 3%) and 3.0% of participants’ compensation in 2001 and 2000, respectively. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce plan expenses, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant with an account balance in excess of $5,000 may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Forfeited Accounts

During the years ended August 31, 2001 and 2000, forfeited nonvested accounts amounted to $49,176 and $25,457, respectively.

Administration

The Plan is administered by the Company. Administrative expenses incurred by the Plan are paid by the Company. During the years ended August 31, 2001 and 2000, administrative expenses paid by the Company amounted to $44,879 and $41,731, respectively.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its published market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Related Party Transactions

Certain Plan investments are shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by BancOklahoma Trust Company. The following presents investments that represent 5% or more of the Plan’s net assets as of August 31:

	2001	2000
American Performance Cash Management Fund	$416,247	$317,879
AIM Constellation Fund	1,109,615	1,736,923
AIM Value Fund	790,507	1,066,628
American AAdvantage Balanced Fund	1,121,582	823,090
Federated Max Cap Fund	1,195,592	1,494,042
Neuberger & Berman Guardian Trust Fund	841,269	899,574
Sonic Corp. common stock	1,135,988	588,425

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the years ended August 31 as follows:

	2001	2000
Mutual funds	$(2,250,077)	$684,217
Sonic Corp. common stock	274,901	46,088
	$(1,975,176)	$730,305

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, all participants would become fully vested and the net assets of the Plan would be distributed by the plan administrator.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Subsequent Events (Unaudited)

Effective December 31, 2001, the Plan adopted a new plan document, changed administrators, and changed certain investment options available under the Plan. The provisions under the new plan document are substantially the same as those in effect at August 31, 2001. The Plan also changed its fiscal year end from August 31 to December 31.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H; Line 4i—Schedule of Assets (Held At End of Year)

EIN: 73-1371046   Plan #: 001

August 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	American Performance Cash Management Fund	416,247 shares	$416,247

*	American Performance Intermediate Bond Fund	27,489 shares	287,813

	AIM Constellation Fund	51,924 shares	1,109,615

	AIM Value Fund	73,810 shares	790,507

	AIM Balanced Fund	3,992 shares	103,666

	American Century International Growth Fund	16,832 shares	139,703

	American AAdvantage Balanced Fund	91,038 shares	1,121,582

	Federated Max Cap Fund	52,028 shares	1,195,592

	Neuberger & Berman Guardian Trust Fund	74,647 shares	841,269

	Vanguard Growth & Income Fund	9,336 shares	258,231
			6,264,225

*	Sonic Corp.	37,495 shares of common stock	1,135,988

*	Participant notes receivable	7.75% to 10.5%	333,963
			$7,734,176

*Party-in-interest.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

	By:	/s/ Nancy L. Robertson
Nancy L. Robertson, Chair of the Sonic Corp. Savings and Profit Sharing Plan Advisory Committee
Date: February 26, 2002